Exhibit 1.01

ALPHATEC HOLDINGS, INC.

Conflict Minerals Report

For the Year Ended December 31, 2024

1.
Introduction

This Conflict Minerals Report (“Report”) has been prepared by Alphatec Holdings, Inc. (“Alphatec,” the “Company,” “we,” “us” or “our”) for the reporting period January 1 to December 31, 2024 (“Reporting Period”). This Report is presented to comply with the final conflict minerals implementing rules (the “Rules”) promulgated by the U.S. Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and SEC Order issued on May 2, 2014. The Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank"), as codified in Section 13(p) of the Securities Exchange Act of 1934. The Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. The specific minerals at issue are cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (collectively, “Conflict Minerals”).

To comply with the Rules, we conducted due diligence on the origin, source and chain of custody of the Conflict Minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture during the Reporting Period to ascertain whether these Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these Covered Countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC Order issued May 2, 2014, Alphatec is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the Report presented herein. Furthermore, given that Alphatec has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the Report presented herein has not been conducted.

FORWARD-LOOKING STATEMENTS

Statements made in this Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements relating to compliance efforts and expected actions identified under the “Risk Mitigation” section of this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our ability to implement improvements in our conflict minerals program and identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024. We caution not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

2.
Company Overview

We are a medical technology company, headquartered in Carlsbad, California, focused on the design, development, and advancement of technology for better surgical treatment of spine disorders. By applying our unique, 100% spine focus and deep industry know-how, we aim to revolutionize spine surgery through clinical distinction. The sophisticated approaches that we create from the ground up integrate with our expanding InformatiX™ ("IX") platform to objectively inform surgery and achieve the goals of spine surgery more predictably and more reproducibly. We have a comprehensive product portfolio designed to address the spine’s various pathologies and we are perpetually innovating to accomplish our vision to be the standard bearer in spine. We are a Delaware corporation. We were incorporated in March 2005. Our principal executive office is located at 1950 Camino Vida Roble, Carlsbad, California 92008 and our telephone number is (760) 431-9286. Our Internet address is www.atecspine.com.

3.
Reasonable Country of Origin Inquiry

We conducted an analysis of our products during the Reporting Period and determined that certain of our spinal hardware offerings and certain components of our imaging and nerve detection and avoidance systems were likely to contain Conflict Minerals. This determination was made due to the anticipated presence of such minerals in parts obtained from suppliers, either contract manufacturers or original equipment manufacturers, or from utilization of conflict minerals in manufacturing processes employed by our suppliers. Because of this determination, we conducted a reasonable country of origin inquiry (“RCOI”), which was designed to determine whether any of the necessary Conflict Minerals in our products originated or may have originated in a Covered Country or came from recycled or scrap sources.

For the Reporting Period, we used our sourcing and procurement data and internal inquiries to identify thirty-eight (38) direct suppliers who may have supplied us necessary Conflict Minerals during the Reporting Period. We contacted each of these suppliers and asked them to provide information on (1) any Conflict Minerals contained in each of the products manufactured for us by that supplier, and (2) the source of any Conflict Minerals, including smelter/refinery information and location of mines. Each supplier was asked to complete the most current Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (the “RMI”).

We received CMRT responses from thirty-eight (38) of our direct suppliers during the Reporting Period. Based upon a review of our products and the responses received to our RCOI, we have concluded that: (1) certain of our products contain Conflict Minerals that are necessary to the production or functionality of such products; and (2) we are unable to determine accurately whether the Conflict Minerals present in our products originate in the Covered Countries. Accordingly, in accordance with the Rules, we are required to file with the SEC a Form SD and a Conflict Minerals Report ("CMR") as an exhibit thereto.

4.
Due Diligence

We are several levels removed from the actual mining of any minerals, including Conflict Minerals. We do not purchase raw ore or unrefined Conflict Minerals, and we do not purchase materials directly from third parties located in the Covered Countries. Because of our position in the supply chain, we designed our due diligence framework in conformity with, in all material respects, the most current criteria and five-step framework set forth in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold (collectively, “OECD Guidance”), specifically as it relates to our position in the minerals supply chain as a “downstream” purchaser. In this regard, we must rely on our direct suppliers to provide information regarding the country of origin and chain of custody of any Conflict Minerals included in products covered by the Rules.

In conformity with the OECD Guidance, below is a description of the measures we performed for the Reporting Period to exercise due diligence on the source and chain of custody of the necessary Conflict Minerals contained in our products that we had reason to believe may have originated from the Covered Countries and may not have come from solely recycled or scrap sources.

OECD Step 1: Establish Strong Company Management Systems

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We are committed to compliance with Conflict Minerals legislation and have implemented appropriate due-diligence processes to meet our legal obligations. We continue to review and assess our Conflict Minerals processes to ensure that we conduct all of our operations and activities in compliance with applicable Conflict Minerals legislation.
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We maintain a risk management plan that includes due diligence reviews of suppliers, smelters and refiners which we identified as may be sourcing or processing Conflict Minerals from the Covered Countries and which may not be from recycled or scrap sources.
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We maintain an internal Conflict Minerals working group with cross functional team members, to facilitate communication and supplier engagement, conduct due diligence compliance process and measurement, keep records and implement our risk management plan.

OECD Step 2: Identify and Assess Risk in the Supply Chain

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We compiled a list of all suppliers who provide components that are used in the manufacturing of our products.
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We stratified the supplier list by the commodity type provided by each given supplier.
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We excluded from the supplier list commodity types for which there is no risk of the use of Conflict Minerals.
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We actively surveyed the remaining suppliers by submitting the RMI CMRT and utilizing reasonable means to obtain self-declarations identifying the minerals used in the manufacture of products, the origin of any Conflict Minerals used, where applicable, included in the product(s) provided to us.
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Where necessary, we followed up with those direct suppliers contacted to obtain additional information and/or responses to the CMRT that we identified contained incomplete or potentially inaccurate information to seek additional clarifying information.
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We used the CMRT to review our direct suppliers’ due diligence activities, such as whether they had a Conflict Minerals policy, required their own suppliers to source from processing facilities validated by an independent audit firm, and implemented a review process that includes corrective action management.

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We used the CMRT to identify Conflict Minerals processing facilities if reported in our supply chain by direct suppliers.
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We sought to determine if the processing facilities adhere to responsible sourcing practices by cross-checking with the list of Conflict Free Smelter Program (“CFSP”) compliant processing facilities.
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We sought countries of origin (when available) for CFSP-compliant processing facilities by relying on information provided by our direct suppliers and other public data sources.

OECD Step 3: Design and Implement a Strategy to Respond to Risk

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We reported information on the source and chain of custody of Conflict Minerals in our supply chain to our Conflict Minerals working group.
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We followed a Conflict Minerals risk management approach that sets forth direct supplier-risk management strategies ranging from continued procurement to disengagement.
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We provided formal and informal continuing education and training to members of our Conflict Minerals working group and our other employees who are involved with Conflict Minerals and suppliers.

OECD Step 4: Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

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Because we do not source directly from processing facilities, we rely on the publicly available results of the CFSP, London Bullion Market Association (“LBMA”) and Responsible Jewellery Council (“RJC”) third-party audits in our attempts to validate the responsible sourcing practices of processing facilities in our supply chain.
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We understand that the RMI recognizes processing facilities as CFSP-compliant through validations conducted by the LBMA and RJC.

OECD Step 5: Report Annually on Supply Chain Due Diligence

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We file a Form SD and CMR with the SEC on an annual basis. Our Form SD and CMR are also available on our website.
5.
Results of Good Faith RCOI and Due Diligence Process

Based on the information obtained pursuant to the good faith RCOI and due diligence processes described above, for the Reporting Period, we lack sufficient information with respect to the Conflict Minerals to determine the country of origin of all of the Conflict Minerals we use to manufacture our subject products and thus are unable to determine whether any of the Conflict Minerals originated in the Covered Countries and, if so, whether the Conflict Minerals were from recycled or scrap sources or financed conflict in the Covered Countries.

Our inability to reach specific and verifiable conclusions as to the products containing or utilizing Conflict Minerals, despite our efforts, primarily resulted from the following challenges or complicating factors.

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We are dependent on information received from our direct suppliers to conduct our good faith RCOI process.
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We have a varied supplier base with differing levels of resources and sophistication, and many of our suppliers are not themselves subject to the Rules.

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The information our suppliers provided was, at times, incomplete and required follow-up. Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier response, we subsequently assessed whether the Conflict Minerals identified, or those Conflict Minerals that may not have been identified, were consistent with the nature and characteristics of the manufactured product or supplied part. For each supplier response that was insufficient, potentially inaccurate or incomplete, we contacted that supplier for follow up, sometimes contacting certain suppliers on multiple occasions. If a supplier response stated that Conflict Minerals were sourced from the Covered Countries and identified the smelter involved, we endeavored to verify whether the smelter referenced by the supplier was identified on the Conflict Free Smelter List developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). If a supplier stated that Conflict Minerals in its product were not sourced from the Covered Countries but did not substantiate that information, we proceeded to verify that supplier response. Typically, verification involved a more detailed review of the supplier’s smelter response and, where necessary and possible, discussion with the supplier. If a supplier's response could not be validated through details provided with regard to the smelter and/or smelters involved, then the supplier response in question was determined to be uncertain or unknown relative to the question of sourcing of raw material and was reflected as such in the Company’s CMRT template summary.
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Suppliers provided responses at a company or divisional level, and not at a product level specific to the materials and components we use in the identified products.
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As a downstream purchaser of Conflict Minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary Conflict Minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals. Our ability to influence cooperation from certain suppliers was limited when our use of these suppliers was mandated by our customers or when we were multiple tiers away from the smelter in the supply chain.
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We rely, to a large extent, on information collected and provided by independent third-party audit programs. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.
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The unavailability of country of origin and chain of custody information from our suppliers on a continuous, real-time basis. Under the Dodd-Frank and the Rules, a product is “DRC conflict free” if it meets the required standard every day of the reporting year; conversely, a product would “not be found to be DRC conflict free” if it does not meet the required standard even one day of the reporting year. The supply chain of commodities such as Conflict Minerals is a multi-step process operating more or less on a daily basis, with ore being delivered to smelters and refiners, with smelters and refiners smelting or refining ores into metal containing derivatives such as ingots, with the derivatives being shipped, sold and stored in numerous market locations around the world and with distributors and purchasers holding varying amounts of the derivatives in inventory for use. Since we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered the stream of commerce. We directly seek sourcing data on a periodic basis from our direct suppliers as well as certain smelters and refiners. We ask that the data cover the entire reporting year, and we seek to use contract provisions requiring the suppliers to promptly update us in the event that the sourcing data changes.

As a result, we have not been able to identify or verify all of the smelters from which our suppliers sourced the Conflict Minerals. For the Conflict Minerals which we were able to identify information about the smelter, we have noted that some of the smelters currently are on the conflict free smelters list published by the RMI.

Set forth below in Annex I is the list of the country locations of potential smelters and refiners as reported by our suppliers through our good faith RCOI and related due diligence. Despite our good faith RCOIs, we currently have not obtained sufficient information from all of our suppliers to determine the exact origin, name and location of the facilities used to process all of the necessary Conflict Minerals.

Despite the foregoing conclusion, we undertook and continue to undertake the due diligence measures and procedures to attempt to determine the applicable facilities and countries of origin for the necessary Conflict Minerals for the products, including making numerous follow up inquiries of the applicable suppliers who were nonresponsive and/or who indicated to us that they were still attempting to independently determine the smelter or source of the Conflict Minerals obtained by such suppliers.

6.
Risk Mitigation

We are committed to complying with the provisions of the Rules and Form SD and expect to continue our efforts to improve our conflict minerals program and related due diligence. Our supply chain management next steps may include, but are not limited to the following:

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continue to work with suppliers that provided incomplete responses or that did not provide responses for 2024 to improve the likelihood that they provide requested information for 2025;
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continue to request information and supporting data from each supplier manufacturing products for Alphatec that are subject to reporting requirements by utilizing any revised CMRT; and pursue a completed template response that identifies material down to the smelter and mine;
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continue to refine our Conflict Minerals risk management strategy based on the results of our due diligence on products manufactured and procured in 2024;
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continue our due diligence process to review and validate supplier responses that are obtained in support of our Conflict Minerals reporting; and
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provide continuing education and training to members of our Conflict Minerals taskforce and our other employees who are involved with Conflict Minerals and suppliers.

Annex I

ANDORRA	AUSTRALIA	AUSTRIA	BELGIUM	BOLIVIA
BRAZIL	CANADA	CHILE	CHINA	COLOMBIA
CONGO, DR	CZECHIA	ESTONIA	FRANCE	GERMANY.
GHANA	INDIA	INDONESIA	ITALY	JAPAN
KAZAKHSTAN	KOREA, REP. OF	LITHUANIA	MALAYSIA	MEXICO
MYANMAR	NETHERLANDS	NEW ZEALAND	NORTH MACEDONIA	NORWAY
PERU	PHILIPPINES	POLAND	PORTUGAL	RUSSIAN FED.
RWANDA	SINGAPORE	SOUTH AFRICA	SPAIN	SWEDEN
SWITZERLAND	TAIWAN	THAILAND	TURKEY	U.A.E.
U.S.A	UZBEKISTAN	VIETNAM